Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

References to “Glassbridge” and the “Company” herein are, unless the context otherwise indicates, only to Glassbridge Enterprises , Inc. and not to any of its subsidiaries. As of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, Glassbridge has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Preferred Stock Purchase Rights and Common Stock.

The following description of the Company’s capital stock and provisions of the Company’s Amended and Restated Certificate of Incorporation, Amendment to the Amended and Restated Certificate of Incorporation, Certificate of Correction, Amended and Restated Bylaws and the Delaware General Corporation Law are summaries and are qualified in their entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, Amendment to the Amended and Restated Certificate of Incorporation, Certificate of Correction and Company’s Amended and Restated Bylaws. Copies of these documents have been filed with the SEC as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit. Pursuant to the Company’s Amended and Restated Certificate of Incorporation and Amendment to the Amended and Restated Certificate of Incorporation, as corrected by the Certificate of Correction dated May 21, 2020, the Company’s authorized capital stock is 250,000, consisting of 50,000 shares of common stock, par value of $0.01 per share (referred to as the Company’s common stock), and 200,000 shares of preferred stock, par value $0.01 per share (referred to as the Company’s preferred stock), to be designated from time to time by the Company’s board of directors.

Common Stock

Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by Company’s board of directors out of funds legally available for dividends. Upon a liquidation or dissolution of the Company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount. As of April 7, 2023, there were 25,170 shares of common stock outstanding.

Preferred Stock Purchase Right

In November 2021, the Company’s board of directors adopted a rights plan intended to avoid an “ownership change” within the meaning of Section 382 of the Code, and thereby preserve the current ability of the Company to utilize certain net operating loss carryforwards and other tax benefits of the Company and its subsidiaries (the “Tax Benefits”). If the Company experiences an “ownership change,” as defined in Section 382 of Code, the Company’s ability to fully utilize the Tax Benefits on an annual basis will be substantially limited, and the timing of the usage of the Tax Benefits and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets. The rights plan is intended to act as a deterrent to any person or group acquiring “beneficial ownership” of 4.9% or more of the Company’s outstanding shares of common stock, without the approval of the board. The description and terms of the Rights (as defined below) applicable to the rights plan are set forth in the 382 Rights Agreement, dated as of December 1, 2021 (the “Rights Agreement”), by and between the Company and Equiniti Trust Company, as Rights Agent.

As part of the Rights Agreement, the board authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock, to stockholders of record at the close of business on December 1, 2021. Each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a purchase price of $ 1,000.00 per Unit, subject to adjustment (the “Purchase Price”). Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of Rights.

Under the Rights Agreement, an “Acquiring Person” is any person or group of affiliated or associated persons (a “Person”) who is or becomes the beneficial owner of 4.9% or more of the outstanding shares of the Company’s common stock other than as a result of repurchases of stock by the Company, dividends or distribution by the Company, stock issued under certain benefit plans or certain inadvertent actions by stockholders. For purposes of calculating percentage ownership under the Rights Agreement, outstanding shares of the Company’s common stock include all of the shares of common stock actually issued and outstanding. Beneficial ownership is determined as provided in the Rights Agreement and generally includes, without limitation, any ownership of securities a Person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. The Rights Agreement provides that the following shall not be deemed an Acquiring Person for purposes of the Rights Agreement: (i) the Company or any subsidiary of the Company and any employee benefit plan of the Company, or of any subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or (ii) any Person that, as of December 1, 2021, is the beneficial owner of 4.9% or more of the shares of Common Stock outstanding (such Person, an “Existing Holder”) unless and until such Existing Holder acquires beneficial ownership of additional shares of common stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of common stock or pursuant to a split or subdivision of the outstanding shares of common stock) in an amount in excess of 0.5% of the outstanding shares of common stock.

The Rights Agreement provides that a Person shall not become an Acquiring Person for purpose of the Rights Agreement in a transaction that the board determines is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the board, upon request by any Person prior to the date upon which such Person would otherwise become an Acquiring Person, including, without limitation, if the board determines that (i) neither the beneficial ownership of shares of common stock by such Person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the availability to the Company of the Tax Benefits or (ii) such transaction is otherwise in the best interests of the Company.

Initially, the Rights will not be exercisable and will be attached to all common stock representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and become exercisable and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) 10 business days (or such later date as the board shall determine) following a public announcement that a Person has become an Acquiring Person or (ii) 10 business days (or such later date as the board shall determine) following the commencement of a tender offer, exchange offer or other transaction that, upon consummation thereof, would result in a Person becoming an Acquiring Person.

Until the Distribution Date, common stock held in book-entry form, or in the case of certificated shares, common stock certificates, will evidence the Rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred on the books and records of the Rights Agent as provided in the Rights Agreement.

If on or after the Distribution Date, a Person is or becomes an Acquiring Person, each holder of a Right, other than certain Rights including those beneficially owned by the Acquiring Person (which will have become void), will have the right to receive upon exercise common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price.

In the event that, at any time following the first date of a public announcement that a Person has become an Acquiring Person or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the board becomes aware of the existence of an Acquiring Person (any such date, the “Stock Acquisition Date”), (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock of the Company is changed or exchanged or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price.

At any time following the Stock Acquisition Date and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding common stock, the board may exchange the Rights (other than Rights owned by such Person which have become void), in whole or in part, for common stock or Preferred Stock at an exchange ratio of one share of common stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment.

The Rights and the Rights Agreement will expire on the earliest of (i) 5:00 P.M. New York City time on December 1, 2024, (ii) the time at which the Rights are redeemed or exchanged pursuant to the Rights Agreement, (iii) the date on which the board determines that the Rights Agreement is no longer necessary for the preservation of material valuable Tax Benefits or is no longer in the best interest of the Company and its stockholders, (iv) the beginning of a taxable year to which the board determines that no Tax Benefits may be carried forward.

At any time until the earlier of the Distribution Date or the expiration date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation, the Company’s board of directors has authority to issue up to 200,000 shares of preferred stock without stockholder approval. The Company’s board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of Glassbridge and may adversely affect the market price of the Company’s common stock and the voting and other rights of the holders of common stock.

The Company’s board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that Glassbridge issues in the certificate of designation relating to that series. This will include:

●	the title and stated value;

●	the number of shares being authorized;

●	the liquidation preference per share;

●	the purchase price per share;

●	the currency for which the shares may be purchased;

●	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

●	the Company’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

●	the procedures for any auction and remarketing, if any;

●	the provisions for a sinking fund, if any;

●	the provisions for redemption or repurchase, if applicable, and any restrictions on the Company’s ability to exercise those redemption and repurchase rights;

●	any listing of the preferred stock on any securities exchange or market;

●	whether the preferred stock will be convertible into the Company’s common stock or other securities of the Company, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

●	voting rights, if any, of the preferred stock;

●	restrictions on transfer, sale or other assignment, if any;

●	the relative ranking and preferences of the preferred stock as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs;

●	any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs; and

●	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

As of April 7, 2023 , there were no shares of preferred stock outstanding.

Certain Anti-Takeover Effects of Delaware Law and Provisions of Glassbridge’s Amended and Restated Certificate of Incorporation and Bylaws

The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

●	No written consent of stockholders. The Company’s Amended and Restated Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

●	Meetings of stockholders and the board. A majority of the total number of authorized directors shall constitute a quorum at any meeting of the board of directors. The Company’s Amended and Restated Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. At any meeting of stockholders (at which a quorum was present to organize the meeting), all matters, except as otherwise provided by law or by the Certificate of Incorporation or the Bylaws, shall be decided by a majority of the votes cast for and against such matter at such meeting by the holders of shares present in person or represented by proxy and entitled to vote thereon, regardless whether a quorum is present when the vote is taken. For clarity, abstentions are not votes cast.

●	Advance notice requirements. The Company’s Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Glassbridge’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received before the later (a) of the close of business on the twenty-first (21st) day following the day on which such notice of the date of the annual meeting was mailed or the day on which public disclosure of the date of the annual meeting was made, whichever first occurs and (b) the close of business on the day which is ninety (90) days prior to the date of the annual meeting. The notice must contain certain information specified in the Amended and Restated Bylaws.

●	Amendment to bylaws and certificate of incorporation. As required by the Delaware General Corporation Law, any amendment of the Company’s Amended and Restated Certificate of Incorporation must first be approved by a majority of the Company’s board of directors and 80 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. The Company’s Amended and Restated Bylaws may be amended by the affirmative vote of a majority vote of the directors then in officeor by the affirmative vote of at least 80 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

●	Blank check preferred stock. As described above, the Company’s Amended and Restated Certificate of Incorporation authorizes 200,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable Glassbridge’s board of directors to render more difficult or to discourage an attempt to obtain control of Glassbridge by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Company’s board of directors were to determine that a takeover proposal is not in the best interests of the Company or its stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company’s Amended and Restated Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of Glassbridge.

In addition, Glassbridge is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for stockholders to benefit from transactions that are opposed by an incumbent board of directors.